Santander US Capital Markets LLC
437 Madison Avenue
New York, New York 10022

June 1, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	Long Table Growth Corp.

Registration Statement on Form S-1

Filed January 20, 2026, as amended

File No. 333-292835

Dear Mr. Link:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Long Table Growth Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on June 3, 2026, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated May 29, 2026 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Managing Director

By:	/s/ Molly Deale Kramer
Name:	Molly Deale Kramer
Title:	Executive Director

cc:	Davis Polk & Wardwell LLP

[Signature Page to Underwriters’ Acceleration Request Letter]